# PlantSnap, Inc.

## PROFIT AND LOSS

### All Dates

|  | TOTAL |
| --- | --- |
| INCOME |  |
| Billable Expense Income | 87.25 |
| Uncategorized Income | 11,324.86 |
| **Total Income** | **$11,412.11** |
| COST OF GOODS SOLD |  |
| Cost of Goods Sold | 5.00 |
| **Total Cost of Goods Sold** | **$5.00** |
| GROSS PROFIT | **$11,407.11** |
| EXPENSES |  |
| Bank Charges & Fees | 195.62 |
| Bank of America Credit Card | 500.00 |
| Car & Truck | 953.32 |
| Development and Maintenance | 39,883.50 |
| Insurance | 208.77 |
| Meals & Entertainment | 671.22 |
| Office Supplies & Software | 2,603.91 |
| Other Business Expenses | 756.43 |
| Rent & Lease | 10,000.00 |
| Travel | 2,308.23 |
| Uncategorized Expense | 11,000.00 |
| Utilities | 1,069.13 |
| **Total Expenses** | **$70,150.13** |
| NET INCOME | **$ -58,743.02** |